

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 24, 2005

GEORGIA-PACIFIC CORPORATION
(Exact Name of Registrant as Specified in its Charter)

Georgia	001-03506	93-0432081
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

133 Peachtree Street, N.E., Atlanta, Georgia 30303
(Address of Principal Executive Offices) (Zip Code)

Registrant's telephone number, including area code: (404) 652-4000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

¨ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

¨ Soliciting material pursuant to Rule 14a-12 under the Securities Act (17 CFR 240.14a-12)

¨ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

¨ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01 Other Events.

Georgia-Pacific said today that it has received inquiries from holders of the State of Oregon 1995 Series 157 Bonds issued to finance certain solid waste disposal facilities at the Company's Toledo Oregon mill. As previously disclosed by the Company, the IRS has finally determined that interest on these bonds is taxable. The Company recognizes that holders of the Series 157 Bonds should not ultimately be responsible for such tax liability. Accordingly, if the Company is not able to resolve this matter with the IRS, or to have the IRS determination of taxability overturned, Georgia-Pacific will take steps to ensure that the holders of such bonds will be made whole with respect to any federal tax liability caused by a final determination that interest on such bonds is taxable.

The Company expects to meet with the IRS next week to discuss this matter, and also to resolve the IRS examinations of the other bond issues listed in the Company's 8-K filing dated June 20, 2005. The Company continues to believe that the proceeds of all of the bond issuances, including the Series 157 Bonds, were properly spent on solid waste disposal facilities as intended by Congress, and that the interest on such bonds should not be taxed. The Company is exploring all options, including a legal challenge to the determination made by the IRS.

The indenture under which the Series 157 Bonds were issued permits the Company to contest in court any determination that interest on such bonds is taxable. In the event that a final and non-appealable judgment is entered that such interest is taxable, the bonds will be subject to redemption at par.

The Company is assembling a list of all holders of the Series 157 Bonds, and intends to communicate with them as promptly as practicable. It is prohibited by the federal securities laws from disseminating information to some, but not all, holders.

Some of the matters discussed in this Form 8-K concerning future events or circumstances, including the tax-exempt status of the Series 157 Bonds and other bonds which are under examination, any settlement with the IRS regarding such bonds, and the amounts the company may be required to pay as part of any such settlement, constitute forward-looking statements and are based upon the company's current expectations and beliefs concerning such events or circumstances. Forward-looking statements are only predictions. Therefore, readers are cautioned not to place undue reliance on these forward-looking statements, which are based on information known today and speak only as of the date of this filing. Actual events or circumstances may differ materially as a result of a number factors, many of which are outside the control of the company, including, among other things, final determinations of the IRS regarding the tax-exempt status of such bonds or other series of bonds issued to finance solid waste disposal facilities at other Georgia-Pacific mills, the willingness of the IRS to enter into a settlement or settlements with the company on acceptable terms, if at all, and the applicability to the company of IRS or court decisions involving bonds issued for similar purposes on behalf of other companies, which may establish precedents regarding the taxability of such bonds.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 24, 2005

GEORGIA-PACIFIC CORPORATION

By: /s/ DOUGLAS P. ROBERTO
Name: Douglas P. Roberto
Title: Secretary